MAIL STOP 03-06
	November 23, 2004

Elias Vamvakas, Chief Executive Officer
OccuLogix, Inc.
5280 Solar Drive, Suite 100
Mississauga, Ontario
Canada L4W 5M8

	RE:	OccuLogix, Inc.
		Registration Statement on Form S-1, Amendment No. 3 Commission File No. 333-118204
		Filed on November 16, 2004

Dear Mr. Vamvakas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 4. Confirm supplementally, if true, that Dr. Machat has no equity interest in TLC or Occulogix, or expand to disclose. Also disclose his ownership interest in Rheo Therapeutics, Inc.
2. We note your response to comment 5. We also note that Dr. Machat is the founder and shareholder of your parent and has interest in the success of your business and this offering as a major distributor of your products and treatments. We assume you will take whatever steps you deem appropriate to reduce the likelihood that the timing of this offering could be adversely affected by press coverage that has the effect of conditioning the market for your securities.

Use of Proceeds
3. State the amount of the proceeds that will be paid to affiliates for inventory purchases and any other uses.

Liquidity and Capital Resources - Page 37
4. We note that you have made commitments to buy approximately $20.9 million worth of OctoNova pumps and $15.2 million of Rheofilters, while you have allocated only up to $10.5 million from this offering to purchase inventory of components. Please add a risk factor discussing the effects these commitments may have on your liquidity.

Principal and Selling Stockholders - Page 83
5. Please describe any material relationship the selling security holders has had with you within the past three years. See Item 507 of Regulation S-K.
6. Please add separate columns to the table presenting the amount to be offered by each security holder and the additional amount each will offer if the overallotment option is exercised in full. See Item 507 of Regulation S-K.
7. Please disclose whether any of the entities that are selling shareholders are registered broker-dealers or affiliates of registered broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please name them as underwriters.
8. Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by each legal entity that is a selling stockholder.
9. Please supplementally explain why all of the shareholders listed here share the same address.

Underwriting - Page 93
10. We note that the underwriters have reserved up to five percent of the shares for sale directly to your directors, officers, employees and other associates. Please supplementally advise us how your directed share program works. Also, provide us with any materials given to potential purchasers of the reserved shares

Pro Forma Transactions - Page F-52
11. We note numerous references to allocations based upon valuations provided by an independent appraiser. When you make reference to an independent appraiser, you must specifically identify that appraiser as an expert and include his consent in the registration statement. Refer to Rule 436 of Regulation C and Item 601(b) of Regulation S-K.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 942-2812 or Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard Lee at (202) 942-2854 or the undersigned at
(202) 942-1880 with any other questions.


				Sincerely,



				Peggy Fisher
				Assistant Director

cc: 	Andrew J. Beck, Esq.
	Torys LLP
	(fax: 212-682-0200)

	Marjorie Sybul Adams, Esq.
	Piper Rudnick LLP
	(fax: 212-884-8517)
OccuLogix, Inc.
November 26, 2004
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